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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                 Volu-Sol, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.0001
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    928710201
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                                 (CUSIP Number)


                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                               Columbus, OH 43215
                                 (614) 227-1953
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 19, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box [ ]

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CUSIP No. 928710201
Page 2 of 8


1.       Names of Reporting Persons:   Battelle Memorial Institute
         S.S. or I.R.S. Identification No. of Above Persons (entities only):
                                                                     31-4379427

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [ x ]

3.       SEC Use Only

4.       Source of Funds:  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [   ]

6.       Citizenship or Place of Organization:  Ohio

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:   1,750,000 shares (1)

8.       Shared Voting Power:   0  shares

9.       Sole Dispositive Power:  1,750,000 shares (1)

10.      Shared Dispositive Power:   0  shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                           1,750,000 shares (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [   ]

13.      Percent of Class Represented by Amount in Row (11):   41.7%

14.      Type of Reporting Person:  CO

(1) Total includes a stock option to exercise an aggregate of 1,375,000 shares of common stock of the Issuer that is immediately exercisable.

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CUSIP No. 928710201
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ITEM 1.  Security and Issuer

         This statement relates to the common shares, $.0001 par value, of Volu-Sol, Inc., a Utah corporation (the "Issuer"), whose principal executive offices are located at 5095 West 2100 South, Salt Lake City, Utah 84120.

ITEM 2.  Identity and Background

         (a) This statement is filed on behalf of Battelle Memorial Institute, an Ohio non-profit corporation ("Battelle"). Pursuant to General Instruction C to Schedule 13D, the information required to be disclosed in Items 2-6 inclusive, is also being supplied for the following executive officers and trustees of Battelle.

                  Dr. Douglas E. Olesen             President and Chief
                                                    Executive Officer

                  Dr. Richard C. Adams              Senior Vice President and
                                                    Chief Technology Officer -
                                                    Core Technology Department

                  Jerome R. Bahlmann                Senior Vice President for
                                                    Administration, General
                                                    Counsel and Secretary

                  Mark W. Kontos                    Senior Vice President, Chief
                                                    Financial Officer and
                                                    Treasurer

                  Dr. William J. Madia              Executive Vice President

                  Dr. Benjamin G. Maiden            Senior Vice President and
                                                    General Manager Chemical
                                                    Products Market Sector

                  Donald P. McConnell               Senior Vice President and
                                                    General Manager Automotive
                                                    Technology Market Sector

                  Mr. Richard D. Rosen              Senior Vice President and
                                                    General Manager
                                                    Pharmaceutical and Medical
                                                    Products Market Sector

                  Robert W. Smith, Jr.              Senior Vice President,
                                                    Organizational Development

                  Dr. Merwyn R. VanderLind          Executive Vice president,
                                                    Government Market Sectors

                  John B. McCoy                     Trustee

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CUSIP No. 928710201
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                  William A. Anders                 Trustee

                  Bernadine P. Healy                Trustee

                  John J. Hopfield                  Trustee

                  W. George Meredith                Trustee

                  Robert D. Walter                  Trustee

                  Dr. Morris Tanenbaum              Associate Trustee

                  Willis S. White, Jr.              Associate Trustee


(b) The business address for each of the following is 505 King Avenue, Columbus, Ohio 43201:
         Battelle
         Dr. Douglas E. Olesen
         Dr. Richard C. Adams
         Jerome R. Bahlmann
         Mark W. Kontos
         Dr. William J. Madia
         Dr. Benjamin G. Maiden
         Donald P. McConnell
         Mr. Richard D. Rosen
         Robert W. Smith, Jr.
         Dr. Merwyn R. VanderLind
         John B. McCoy
         Dr. Morris Tanenbaum
         Willis S. White, Jr.

         The principal business address of William A. Anders is P.O. Box 1630, Eastsound, WA 98245

         The principal business address of Dr. Bernadine P. Healy is 430 17th St., N.W., Washington, DC 20006

         The principal business address of Dr. John J. Hopfield is Princeton University, Princeton, NJ 08544-1014

         The principal business address of W. George Meredith is 3050 Minnesota World Trade Center, 30 Seventh Street East, St. Paul, MN 55101-4001

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CUSIP No. 928710201
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         The principal business address of Robert D. Walter is Cardinal Health,
         Inc. 7000 Cardinal Place, Dublin, OH 43017

(c) The principal business of Battelle is to provide science and technology development services.

         Dr. Douglas E. Olesen is the President and Chief Executive Officer of Battelle

         Dr. Richard C. Adams is the Senior Vice President and Chief Technology Officer, Core Technology Department of Battelle

         Jerome R. Bahlmann is the Senior Vice President for Administration, General Counsel and Secretary of Battelle

         Mark W. Kontos is Senior Vice President, Chief Financial Officer and Treasurer of Battelle

         Dr. William J. Madia is Executive Vice President, Department of Energy Market Sector of Battelle

         Dr. Benjamin G. Maiden is Senior Vice President and General Manager, Chemical Products Market Sector of Battelle

         Donald P. McConnell is Senior Vice President and General Manager, Automotive Technology Market Sector

         Richard D. Rosen is Senior Vice President and General Manager, Pharmaceutical and Medical Products Market Sector

         Robert W. Smith, Jr. is Senior Vice President, Organizational
         Development

         Dr. Merwyn R. VanderLind is Executive Vice President, Government Market Sectors

         John B. McCoy is the former President and Chief Executive Officer of Bank One

         William A. Anders is the former Chief Executive Officer and Chairman of General Dynamics Corporation

         Dr. Bernadine P. Healy is President and Chief Executive Officer of the American Red Cross

         Dr. John J. Hopfield is Professor of Molecular Biology at Princeton University

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CUSIP No. 928710201
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         W. George Meredith is the former Executive Vice President of 3M
         Corporation

         Robert D. Walter is Chairman and Chief Executive Officer of Cardinal Health, Inc.

         Dr. Morris Tanenbaum is the former Vice Chairman of the Board of AT&T Corporation

         Willis S. White, Jr. is the former Chairman of the Board of AEP Company, Inc.

(d) During the last five years, neither Battelle nor any of the individuals listed in Item 2(a) above have been convicted in a criminal proceeding.

(e) During the last five years, neither Battelle nor any of the individuals listed in Item 2(a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the individuals listed in Item 2(a) above are United States citizens.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Battelle acquired 400,000 shares of Common Stock that were issued to it upon entering into a Memorandum of Understanding with the Issuer. The Memorandum of Understanding provided that in consideration for services provided by Battelle to Issuer as outlined in a Technical Services Agreement, Issuer would deliver 400,000 shares of common stock to Battelle. As additional consideration for services provided by Battelle to Issuer pursuant to the Technical Services Agreement, Issuer granted to Battelle an option to purchase 450,000 shares of Issuer's common stock at an exercise price of $3.00 per share, an option to purchase 450,000 shares of Issuer's common stock at an exercise price of $5.00 per share and an option to purchase 450,000 shares of Issuer's common stock at an exercise price of $7.00 per share, exercisable for a period of five years from June 19, 2000.

         In conjunction with the issuance of its common stock to Battelle, Issuer and Battelle entered into a Registration Rights Agreement whereby Issuer granted piggy-back registration rights attaching to the 400,000 shares of common stock and to the aggregate 1,350,000 shares subject to issuance upon exercise of stock options.

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CUSIP No. 928710201
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ITEM 4.  Purpose of Transaction

         Battelle received the shares listed in Item 3 as consideration for services provided to the Issuer as outlined in the Technical Services Agreement.

         The securities referred to in Item 3 were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ITEM 5.  Interest in Securities of the Issuer

(a) Battelle owns 400,000 shares of the Issuer's common stock and has an option to buy an aggregate of 1,350,000 shares of common stock of the Issuer that are immediately exercisable, representing 41.7% of the outstanding common stock of the Issuer.

         None of the individuals listed in Item 2(a) above own any shares of the Issuer's common stock.

(b) Battelle has sole power to vote and dispose of the shares listed in (a) above.

(c) Battelle has had no other transactions in the Issuer's common stock in the last sixty days.

         None of the individuals listed in Item 2(a) above have had transactions in the Issuer's common stock in the last sixty days.

(d)      N/A.

(e)      N/A.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to the terms of the Memorandum of Understanding, as long as Battelle owns a minimum of 400,000 common shares of the Issuer, Battelle will have the right to participate in all meetings of the Board of Directors of Issuer and to nominate a member of such Board of Directors. Battelle has no present plans to nominate such member to the Board of Directors of Issuer.

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CUSIP No. 928710201
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ITEM 7.  Material to Be Filed as Exhibits

         None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BATTELLE MEMORIAL INSTITUTE


DATED:  June 23, 2000                       By: /s/ Jerome R. Bahlmann
                                                -------------------------------
                                                Jerome R. Bahlmann
                                                Senior Vice President, General
                                                Counsel and Secretary